December 30, 2011	Jeremy C. Smith T +1 202 508 4632 F +1 202 383 8331 jeremy.smith@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh, Esq.

Re:	Definitive Proxy Statement for Metropolitan Series Fund, Inc.
(File No. 811-03618)

Dear Mr. Oh:

Pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, we are transmitting for filing today via the EDGAR system definitive proxy materials in connection with a meeting of shareholders of Metropolitan Series Fund, Inc. (the “Fund”) to be held on February 24, 2012 (the “Meeting”). These definitive materials are expected to be mailed to shareholders on or about January 6, 2012.

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided orally by Mr. Sonny Oh on December 22, 2011 regarding the preliminary proxy statement of the Fund filed on December 14, 2011 (File No. 811-03618) (the “Proxy Statement”).

The following sets forth the Fund’s responses to the Staff’s comments.

1.	Comment: In the third to last paragraph in the letter to Contract Holders, the letter states “Whether or not you plan to attend the Meeting in person, please read the Proxy Statement and cast your vote promptly.” Please clarify that a voting instruction card will not be counted in lieu of a Contract Holder attending and voting at the shareholder meeting.

Response: The requested clarification has been made.

2.	Comment: In the Notice of Special Meeting of Shareholders, please clarify that November 30, 2011 is the record date.

Response: The requested clarification has been made.

Proxy Statement

3.	Comment: In the section entitled “The Proposals,” please list each proposal and itemize them in a format similar to the Shareholder Letter and Notice.

Response: The requested changes have been made.

4.	Comment: For clarity and for compliance with Rule 421(d) under the Securities Act of 1933, as amended (the Plain English Rule), please ensure that defined terms are used consistently and in a manner that is useful to readers. Please note the following examples:

(a) Please ensure that the terms “MIST” and “MIST Portfolios” are used consistently and are used to define separate terms.

(b) Please ensure that the term “Portfolios” is used consistently.

(c) The defined term “Valuation Time” in the Proxy Statement refers the reader to the Agreement and Plan of Reorganization. Please define the term in the Proxy Statement.

(d) The Proxy Statement defines “Distributor” on page 20 of the Proxy Statement and then does not use the term again until a section entitled “Distributor” on page 37. Please redefine the term “Distributor” under the relevant section.

Response: The suggested changes have been made, and the Fund has reviewed the use of defined terms in accordance with this comment.

Proposal I

5.	Comment: In the table included in the section entitled “Information Concerning Nominees, Directors and Executive Officers,” please make the Trustee and Director biographical information provided more consistent, where possible, including by providing dates.

Response: The Fund has reviewed the biographical information provided and made changes to make the information provided more consistent, including by providing dates in certain instances.

6.	Comment: Pursuant to Instruction 3 of Item 22(b) in Schedule 14A, in the section entitled “Qualifications of Nominees and Current Directors,” please furnish information regarding directors or nominees who are or would be “interested persons” of the Fund separately from the information for directors or nominees who are not interested persons of the Fund. When furnishing information in narrative form, this information should be separated by relevant headings.

Response: The requested changes have been made.

7.	Comment: Please provide the information required by Item 407(d)(1) of Regulation S-K as required by Item 22(b) of Schedule 14A, specifically regarding whether the Fund’s Audit Committee has a written charter. In addition, please ensure that all of the requirements of Item 22(b)(14) of Schedule 14A have been addressed. For example, state whether the Fund has an audit committee established in accordance with Section 3(a)(58)(A) of the Securities and Exchange Act of 1934, as amended.

Response: The Fund has reviewed the referenced disclosure requirements and revised the disclosure, as appropriate.

8.	Comment: Please ensure that the table providing information on Directors’ compensation on page 21 complies with the informational and formatting requirements of Item 22(b)(13), including with respect to each of the Fund’s three highest paid officers.

Response: The Fund has reviewed the table in light of the requirements of Item 22(b)(13) and made changes, where necessary. The Fund’s officers are all employees of MetLife Advisers, LLC and are not compensated by the Fund for their services as officers of the Fund. Therefore no information regarding the three highest paid officers of the Fund has been provided beyond the following statement:

The officers and Directors of the Fund who are officers or employees of MetLife and/or its affiliates (including the Manager and MetLife Investors Distribution Company (the “Distributor”) but not affiliates of MetLife that are registered investment companies) or any subadviser of the Fund receive no compensation from the Fund for their services as officers or Directors of the Fund, although they may receive compensation from MetLife or any affiliate thereof for services rendered in those or other capacities.

Proposal II

9.	Comment: With respect to the Group A Portfolios, when those Portfolios are initially identified and defined on page 27, please clarify that the manager-of-managers structure applies to those Portfolios even though those Portfolios’ Existing Advisory Agreements do not expressly address certain issues related to a manager-of-managers structure.

Response: The requested clarification has been made.

10.

Comment: In general, please revise the section entitled “Board Considerations” in Proposal II in light of the requirements of Item 22(c)(11) of Schedule 14A. In particular, provide additional disclosure regarding the conclusions the Board reached rather than simply listing the factors they considered when evaluating the new advisory agreement. In addition, discuss whether the Board evaluated the services and costs of other investment advisers. Please also discuss whether the Board did not consider a factor required under Item 22(c)(11).

Response: The referenced disclosure has been revised to reflect this comment. The Board considered all factors referenced in Item 22(c)(11)

11.	Comment: In the section entitled “Information Regarding the Manager,” please specify the members of the Manager.

Response: The members of the Manager include a number of insurance companies, a complete list of which would be lengthy and potentially confusing to a Contract Holder. The Fund has reviewed the related disclosure requirements and confirmed that the disclosure, as provided, meets those requirements.

12.	Comment: In the section entitled “Vote Required,” please discuss how the approval or rejection of Proposal II by one Portfolio will affect the approval of Proposal II by other Portfolios.

Response: The requested changes have been made.

13.	Comment: Please explain why the Investment Management Agreement for the Group A Portfolios, as provided in Appendix D-3, is not marked to show changes against the Amended Advisory Agreement, similar to how the markup of the Investment Advisory Agreement for the Group B Portfolios is provided in Appendix D-2.

Response: Although certain terms of the Existing Advisory Agreement for the Group A Portfolios are similar in substance to the proposed terms of the Amended Advisory Agreement, the language used to describe those terms is different. Accordingly, the Fund believes a version of those agreements marked to show differences would not be beneficial to a Contract Holder’s understanding of the substantive differences between the agreements.

14.	Comment: Please revise Appendix E to clarify the groupings of other funds that are advised by the Manager with similar investment objectives to each of the Portfolios.

Response: The requested clarifications have been made.

Proposal III

15.	Comment: In the fourth paragraph in the section entitled “Introduction and Board Considerations,” please clarify the disclosure regarding instances where shareholders may not be entitled to vote on certain matters under Delaware law if Proposal III is approved, including by providing examples.

Response: The requested disclosure has been added.

Other Information

16.	Comment: Please disclose whether the expenses of the solicitation and the shareholder meeting that are borne by the Fund, as discussed in the section entitled “Solicitation of Voting Instructions,” will affect the net asset value of the shareholders’ shares prior to the closing date.

Response: The requested disclosure has been added.

17.	Comment: In section entitled “Federal Income Tax Consequences of the Portfolio Reorganization,” please clarify the sentence that states “If the IRS or a court were to disagree with an opinion, it could subject one or both Portfolios to a Portfolio-level tax or affect the qualification of one or both Portfolios as ‘a regulated investment company’ under the Code.” It is unclear to which portfolios the phrase “one or both Portfolios” is referring.

Response: The requested clarification has been made.

18.	Comment: Please add more detail to the paragraph regarding revoking a voting instruction card on page 50. For example, what effect does a Contract Holder attending the meeting have on a previously submitted voting instruction card?

Response: The requested changes have been made.

* * * * *

As requested, the Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 508-4632 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jeremy C. Smith

Jeremy C. Smith

cc:	Michael P. Lawlor, Esq.

John M. Loder, Esq.

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